UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 26, 2025

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard
London EC2V 5AE

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

LONDON, June 26, 2025 — Nasdaq Stockholders’ Equity Compliance Update

VivoPower International PLC (the “Company”) previously announced that it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) on January 3, 2025, indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of US$2,500,000 in stockholders’ equity for continued listing on the Nasdaq Capital Market (the “Rule”). As disclosed in the Company’s audited financial statements for the fiscal year ended June 30, 2024, the Company reported a stockholders’ equity deficit of US$40.5 million.

On April 24, 2025, Nasdaq notified the Company of its determination to grant an extension of time to regain compliance with the Rule. The terms of the extension required that on or before July 2, 2025, the Company must file a public report demonstrating compliance with the Rule, including disclosure of the transaction or event that led to compliance.

On May 28, 2025, the Company announced its XRP-focused digital asset treasury strategy and a US$121 million private placement priced at US$6.05 per share. This investment was led by His Royal Highness Prince Abdulaziz bin Turki bin Talal Al Saud and included a consortium of non-U.S. investors pursuant to Regulation S under the U.S. Securities Act of 1933. Subsequently, on June 20, 2025, the Company confirmed the binding close of the first phase of this private placement equivalent to gross proceeds of US$60.5 million.

Based on this development, the Company believes its preliminary pro forma stockholders’ equity as of May 31, 2025, is approximately US$20.0 million, which exceeds the minimum equity requirement under Nasdaq Listing Rule 5550(b)(1).

As of the date of this report, the Company believes it has regained compliance with the stockholders’ equity requirement based upon the specific transaction referenced above.

In accordance with its normal operating procedure, Nasdaq will continue  to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, it may be subject to delisting.

The unaudited financial information provided herein is based on preliminary results and information as of the date hereof and is subject to revision in connection with the Company’s financial closing procedures and finalization of the Company’s financial statements for the year ended June 30, 2025. Actual results for the period presented may differ materially from these preliminary unaudited financial results. In addition, these preliminary results have not been audited by the Company’s independent registered public accounting firm.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-276509).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Disclaimer

The Company has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for a public offering of its ordinary shares. Before you invest in the public offering, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and the public offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or Chardan will arrange to send you the prospectus if you request it by emailing shareholders@vivopower.com or prospectus@chardan.com.

EXHIBIT INDEX

Exhibit 99.1 —	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2025	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman